Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, September 23, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Ms. Diane Shirra as Vice President, Montney Gas Development.  Ms. Shirra began her career with Pengrowth as Manager of Exploitation Engineering and has demonstrated the key technical, business and leadership skills that make her an ideal fit to lead this new focus area. In her new position, Ms. Shirra’s immediate responsibility will be the integration and successful execution of the Groundbirch development program, where she will be responsible for all aspects of this project including growth, development and operations.

“With more than 25 years of experience in Canadian oil and gas operations, Diane is an engineer with extensive exploitation and development experience in the Western Canadian Sedimentary Basin (WCSB)” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “Diane is a vital addition to the senior management team and will play an important role in advancing Pengrowth’s efforts on the unconventional resource identification and development front.”

Prior to joining Pengrowth, Ms. Shirra served in a series of progressively senior engineering roles at a number of Calgary-based companies including Dome Petroleum and Poco Petroleums. Ms. Shirra graduated with a Bachelor of Engineering Degree in Mechanical Engineering from McGill University, and holds an MBA from INSEAD in Fontainebleau, France.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

For media inquiries contact:
Telephone: (403) 213-6847 Facsimile: (403) 781-9064